Thomas J. Flahie

Interim Chief Financial Officer

WPT Enterprises, Inc.

5700 Wilshire Blvd., Suite 350

Los Angeles, CA 90036

May 6, 2009

Via EDGAR & Fax

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: WPT Enterprises, Inc.

File No. 000-50848

Form 10-K: For the Fiscal Year Ended December 28, 2008

Dear Mr. Shenk:

This letter will respond to your comment letter dated April 30, 2009 with respect to WPT Enterprises, Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 28, 2008 (the “Form 10-K”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

Form 10-K:  For the fiscal year ended December 28, 2008

Item 7: Management’s Discussion and Analysis, page 20

1.              Your new agreement with FSN in which you will not receive a license fee from them for the license to Season 7 and 8 of the WPT television series is a known trend that indicates that reported financial results are possibly not indicative of future performance. As such, in future filings please expand your MD&A section to discuss the impact of not receiving license fees from FSN will have on your financial condition, liquidity and capital resources and results of operations.  Please ensure that your disclosure quantifies the effect of changes in license and sponsorship terms on your future results. Please refer to Section III.B.3 of FR-72 for guidance.

We expanded the disclosure in the MD&A section of our Quarterly Report on Form 10-Q for the Quarter ended March 28, 2009 (“Form 10-Q”) to present the license and sponsorship revenues in a table in the WPT Studios segment section. In addition, we added additional text to the disclosure of the historical and known future trends in sources of revenues.

Results of Operations, page 20

2.              You discuss certain factors to which changes are attributable, but you do not quantify some of these factors nor analyze the underlying business reasons for the changes. For example, you state that costs associated with your WPT China website increased in 2008, but you do not quantify the increase nor analyze the underlying reason for the change. In addition, while you quantify certain factors, such as the $2.2 million increase in sales and marketing expenses in 2008, you do not quantify the absolute amount of the expense. Therefore, the change in the expense lacks context. Please ensure that all material factors are analyzed and quantified to the extent practicable. In addition, we believe your disclosures would be more informative, transparent, and easily understood by:

•                  Increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

•                  Using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and

•                  Refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

We believe such enhancements will significantly improve the ease of use of the information presented in your MD&A discussion and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management. In future filings please revise accordingly.

We added three new tables to the MD&A section of our Form 10-Q to present 1) revenues and cost of revenues by segment of continuing operations, 2) the major components of selling, general and administrative expenses from continuing operations and 3) the components of selling, general and administrative expenses from discontinued operations.  In addition, we quantified all material elements contributing to the changes in amounts between periods and we explained the underlying reasons for each of the changes.

We considered adding tables of the quantified material elements contributing to the changes in amounts between periods, but we concluded that at most there were one to three reasons for the changes between periods for this Form 10-Q in most categories.  We also concluded that the material presented to the reader is easier to follow by linking the amount of the material change between periods with the underlying reasons for the change.

3.              Please revise to provide a table that details revenues by segment and subcategory for each period. For example, please quantify domestic television licensing, foreign television licensing, domestic sponsorship, foreign sponsorship, product licensing, event hosting, and any other applicable subcategories of revenues for each period in a table. Please include columns for dollar and percent changes. This table will allow investors to more clearly see changes in your revenue amounts and sources. Please provide us with a copy of your intended revised disclosures.

We added a new table to the MD&A section of our Form 10-Q to present revenues and cost of revenues information by segment of continuing operations.  In the table, we broke out the requested revenue by source information with percentage of total revenue information for each period.  You requested to see our intended revised disclosure and the revised disclosure is attached to this letter as Exhibit 1.  Please be advised that our Form 10-Q was very recently filed and we also included the requested information in the Form 10-Q.

Liquidity and Capital Resources, page 23

4.              In future filings please provide a discussion and analysis of your operating, investing, and financing cash flows. For operating cash flows, please discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to material variances in net cash provided by operating activities. In this regard, references to changes in line items in the statements of cash flows do not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operations. Please refer to Section IV.B of FR-72 for guidance.

We added information to the liquidity and capital resources section of our Form 10-Q to analyze and explain the material cash flows from operations, investing and financing activities.

Item 8: Financial Statements and supplemental Data, page 33

Consolidated Balance Sheet Page 36

Accounts Receivable

5.              We note from your risk factors (page 12) that your vendor Centaurus experienced a cash flow shortfall and, as a result, you agreed to allow Centaurus to defer the payment of certain amounts owed to you. Please tell us the total amount owed to you by Centaurus at year end, how you accounted for this amount, the amount collected subsequent to year end and the related amount reserved for at year end if any.

Our vendor Centaurus Games owed us $128,000 at December 28, 2008 and the amount owed was included in accounts receivable at December 28, 2008.  The balance owed was fully reserved at December 28, 2008 and we included the bad debt provision in selling, general and administrative expenses in 2008.  In the first quarter of 2009, we collected $57,000 of the balance owed at December 28, 2008 and we reversed $57,000 of bad debt expense by recording a bad debt recovery.

Note 3: Investments in Debt Securities and Put Rights, page 43

6.              In future filings please disclose all items required to be disclosed by paragraphs 20 and 21 of SFAS 115.

We reviewed paragraphs 20 and 21 of SFAS 115 and determined that we provided all required disclosure in the Form 10-K.  For clarity in future filings, we modified two disclosures in our Form 10-Q.  We added the words “of available for sale” to the purchases and sales/redemptions of debt securities lines in the statements of cash flows and we changed the caption “Longer maturities” to “Maturity 1 year to 5 years” in the table of investments in debt securities and put rights held at March 28, 2009.  In 2006, 2007, 2008 and the first quarter of 2009, we had $11,000 of gross gains on sales of investments in debt securities and put rights.  We did not include an accounting policy for the gains on sale in the Form 10-K due to the immaterial gain amount reported.  We use the specific identification method to calculate gains on sales of investments in debt securities and put rights.

Note 3: Investments in Debt Securities and Put Rights, page 43

7.              We note that you have auction rate securities (ARS) of approximately $3,300,000 and have impaired them by $605,000. We further note that you have a put right asset of $605,000 related to these ARS in an amount equal to the impairment charge amount. Based on your current accounting treatment it appears to us that you believe that you have the ability to hold these assets until June 30, 2010 when the put right can be exercised.

We note the following with regards to your current financial condition:

•                  Net loss for fiscal year 2008 of $14.4 and a net loss for 2007 of $9.6 million;

•                  Negative cash flow from operations in 2008 of $12.6 and in 2007 of $8.0 million;

•                  In February 2009 you borrowed against the ARS from UBS in the amount of $2.7 million, when it appears that you have no history of having debt.

Please tell us why you believe that you have the ability to hold these ARS until June 30, 2010 and how your ability to hold these ARS until June 30, 2010 was factored into your valuation of the ARS and the related put right. Additionally, please tell us why you believe that the aggregate carrying value of the ARS and the related put right equals the par value.

We use a cash flow forecast of Company cash flows to determine and document our ability to hold our ARS portfolio until the ARS redemption date of June 30, 2010.  We were and continue to be comfortable with our conclusion about our ability to hold our ARS portfolio until redemption and we reiterated this conclusion in our Form 10-Q.  We point out that we had positive cash flow from operating activities in the first quarter of 2009.  Our decision to borrow $2.7 million using the ARS as collateral was unrelated to our financial condition or expected cash flows.  The Company’s Board of Directors directed management to consolidate our two ARS and other investment portfolios with one broker and we transferred all of the investments held by UBS to our other broker.  The decision of which broker would hold our investment portfolio was significantly influenced by the other brokers decision to repurchase our ARS portfolio in 2008.  Since UBS offers a no net interest cost loan (they keep the interest the ARS earns), we decided to convert $2.7 million of the ARS effectively to cash by drawing down on the line of credit and transferring the cash to the other broker.

When valuing the ARS and put right at December 28, 2008 and March 29, 2009, we separately calculated the estimated future cash flows for each financial instrument using level 3 inputs.  In this process, we considered the credit risk and the appropriate discount rate to use for each financial instrument.  We obtained credit risk information about various international banks, including UBS.  We calculated our net investment at risk position at UBS to be approximately $1.2 million (par value of the ARS less outstanding debt) and the time period to exercise the put right to be six quarters at December 28, 2008 and five quarters at March 29, 2009.

We valued the ARS at $3.3 million at December 28, 2008 and at $3.5 million at March 29, 2009.  If the carrying value of the ARS is realized from UBS on June 30, 2010, then UBS will owe us $605,000 and $394,000 for the put right at June 30, 2010 using the ARS values at the two valuation dates, respectively.  Our overall conclusion, after completing the valuation process, is that we will receive an aggregate of $3,900,000 from UBS in June 2010 because we judge the UBS credit risk to be near zero.  We also concluded that if the aggregate value of the two financial instruments did not total the par value of the ARS, readers might draw inappropriate conclusions about the level of precision of the valuation process that uses level 3 inputs.  We did not discount the value of the put right for the time value of money because to do so would result in the aggregate value of the two financial instruments not totaling the par value of the ARS.  After completing the valuation process, we considered the impact on the value of the put right had a discount for the time value of money been applied and had a greater than zero credit risk discount been applied to the put right.  We concluded that had these two valuation assumptions been changed, that the change in value of the put right would not be material to either period’s financial statements.  For these reasons, the aggregate value of the two financial instruments equals the par value of the ARS portfolio.

Company Acknowledgement of Responsibility

In connection with this response to the Securities and Exchange Commission:

•                  We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•                  We acknowledge that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon review of this response letter, if you have any additional questions or comments concerning the Form 10-K or the Form 10-Q, or if you wish to discuss any of the responses, please do not hesitate to contact me at (323) 330-9841.

Very Truly Yours,

/s/ Thomas J. Flahie

Thomas J. Flahie

Interim Chief Financial Officer

Enclosure

Copy to	Mr. Steven Lipscomb, WPT Enterprises, Inc.
Ms. Aamira Chaudhry, Securities and Exchange Commission

Exhibit 1

Results of Operations

Three Months Ended March 29, 2009 Compared to the Three Months Ended March 30, 2008

The following table sets forth revenue and cost of revenue information for our three continuing business segments (amounts in thousands):

	Three months ended
	March 29, 2009	% of Revenues	March 30, 2008	% of Revenues
WPT Studios:
Domestic sponsorship	$1,500	38%	$—	—%
Domestic license	—	—%	2,100	57%
International sponsorship	1,484	38%	730	20%
International license	581	15%	770	21%
Event hosting and sponsorship	350	9%	100	2%
	3,915	100%	3,700	100%
Cost of revenues	1,689	43%	2,371	64%
Gross profit	$2,226	57%	$1,329	36%

	Three months ended
	March 29, 2009	% of Revenues	March 30, 2008	% of Revenues
WPT Online:
Online gaming	$136	20%	$247	88%
Non-gaming	544	80%	35	12%
	680	100%	282	100%
Cost of revenues	297	44%	211	75%
Gross profit	$383	56%	$71	25%

WPT Global Marketing:
Product licensing	$678	73%	$687	70%
Event hosting and sponsorship	223	24%	227	23%
Other	31	3%	66	7%
	932	100%	980	100%
Cost of revenues	79	8%	88	9%
Gross profit	$853	92%	$892	91%

WPT Studios.  Combined domestic and foreign television revenues decreased $35,000 to $3,565,000 in 2009, from $3,600,000 in 2008. Domestic television revenues decreased $600,000 and international television revenues increased $565,000 in 2009 compared to 2008. The sponsorship fees received per episode in 2009 for Season Seven of the WPT television series were lower than the license fees received for Season Six in 2008. The sponsorship fee per one-hour episode for Season Seven was $125,000 compared to a license fee of $300,000 per two-hour episode for Season Six. In 2009, we aired 13 one-hour episodes of Season Seven compared to the delivery of seven two-hour episodes of Season Six in 2008. International television licensing revenues decreased $189,000 in 2009 compared to 2008 as a result of fewer international territories accepting license arrangements and the substitution of sponsorship arrangements for license arrangements in many territories. International television sponsorship revenues increased $754,000 in 2009 compared to 2008 as we had greater distribution of Seasons Four, Five and Six of the WPT television series and PPT Season One in territories covered by the Party Gaming sponsorship contract. WPT television series hosting fees increased by $250,000 in 2009 because 13 episodes of Season Seven aired in 2009 compared to one episode of Season Six that aired in 2008.

In the first quarter of 2009, our sources of revenue changed from primarily licensed-based revenues from the sale of our programming to television networks to primarily sponsorship-based revenues. Sponsors pay to appear in the show and television networks air the program for free or we pay a fee to television networks to air the program. In addition, in recent television seasons, foreign television revenues increased and domestic television revenues decreased. We expect these two trends to continue in 2009.

Television cost of revenues decreased $682,000 in 2009 compared to 2008 due to higher gross margins for Season Seven of the WPT television series compared to Season Six and lower revenues in 2009 compared to 2008. Television gross profit margins were 57% in 2009 compared to 36% in 2008.

WPT Online.  Online revenues increased $398,000 to $680,000 in 2009, from $282,000 in 2008. Online gaming revenues decreased $111,000 between years. In 2009, our online gaming revenues were derived from affiliate revenues whereas in 2008 our online gaming revenues were derived from the WPT-branded online gaming website. In November, 2008, we terminated the WPT-branded online gaming website. Affiliate revenues in 2009 had no cost of revenues whereas the WPT-branded online gaming website had $181,000 of cost of revenues in 2008.

Non-gaming revenues increased $509,000 between years due to increased membership in ClubWPT.com which was launched in the first quarter of 2008. ClubWPT.com cost of revenues increased $280,000 to $292,000 in 2009 from $12,000 in 2008 due to increased revenues. ClubWPT.com gross profit margins increased to 45% in 2009 from 37% in 2008. As total membership increased, we realized improved gross profit margins from economies of scale.

WPT Global Marketing.  Global marketing revenues decreased $48,000 to $932,000 in 2009, from $980,000 in 2008. Product licensing, event hosting and sponsorship revenues were similar between years. A decrease in licensing revenues from one significant licensee was offset by an increase in licensing revenues from another significant licensee. Other global marketing revenues decreased $35,000 in 2009 compared to 2008 due to the expiration of a DVD distributor agreement in 2008. Global marketing gross profit margins increased to 92% in 2009 from 91% in 2008.

The following table sets forth selling, general and administrative expense information for our three continuing business segments (amounts in thousands):

	Three months ended
	March 29, 2009	March 30, 2008	% Change
Operational expenses	$151	$456	(67)%
Selling and marketing expenses	795	1,172	(32)%
General and administrative expenses	2,237	3,328	(33)%
	$3,183	$4,956	(36)%

Selling, General and Administrative Expense.  Selling, general and administrative expense decreased $1,773,000 to $3,183,000 in 2009, from $4,956,000 in 2008. Selling, general and administrative expense consists of operational costs to manage websites and software, sales and marketing expenses and general administrative expenses.

Operational expenses decreased $305,000 in 2009. Costs associated with our domestic website decreased $105,000 in 2009 due to lower maintenance costs. Costs associated with our WPT-branded online gaming website decreased $194,000 in 2009 because we terminated our WPT-branded online gaming website in the fourth quarter of 2008.

Sales and marketing expenses decreased $377,000 in 2009. Costs decreased primarily due to the shutdown of our WPT-branded online gaming website. In the first half of 2008, we heavily marketed our WPT-branded online gaming website and costs associated with advertising, promotions and affiliates for online gaming decreased $531,000 in 2009. In 2009, costs associated with our sponsorship of the Amateur Poker League decreased $88,000. Other sponsorship costs increased $235,000 in 2009 due to the termination of our spokesperson contract with Antonio Esfandiari.

General administrative expenses decreased $1,091,000 in 2009. The decrease was primarily due to personnel reductions in 2008 that resulted in $905,000 in lower payroll and related costs in 2009. Legal expense decreased $218,000 in 2009 as litigation was settled in the second quarter of 2008. Offsetting these lower 2009 costs was $260,000 of higher bad debt expense from the third party system provider for ClubWPT.

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Asset Impairment.  We recorded an impairment charge against our investment in Cecure Gaming in the third quarter of 2008 due to difficulties Cecure Gaming was having in obtaining working capital to finance their business development over the next several years that resulted in a significant reduction in staffing. Financing difficulties continued into 2009 and we recorded an additional $1,000,000 impairment charge in the three months ended March 29, 2009. This investment was measured at implied fair value resulting in an other-than-temporary impairment charge.

Other Income.  Net interest income decreased $282,000 in 2009 compared to 2008, primarily due to lower interest rates and lower balances of investments in cash equivalents and debt securities. We recorded a $211,000 increase in interest income in 2009 in marking our ARS portfolio to fair value and a corresponding decrease in interest income in marking to fair value the rights that our broker gave us to compel them to repurchase our auction rate securities.

Income Taxes.  The Company expects to pay federal alternative minimum tax on the utilization of net operating losses in 2009 and California income taxes due to the suspension of the availability of net operating losses in 2009. The income tax benefit for the three months ended March 29, 2009 is based on the estimated effective income tax rate for 2009. There was no income tax benefit for the three months ended March 30, 2008 due to the net loss for the period.

The following table sets forth selling, general and administrative expense information for our discontinued business segment (amounts in thousands):

	Three months ended
	March 29, 2009	March 30, 2008	% Change
Operational expenses	$57	$25	128%
Selling and marketing expenses	247	132	87%
General and administrative expenses	503	371	36%
Shut down provision	211	—	—%
	$1,018	$528	93%

Discontinued WPT China Operations.  In January 2009, the Company began searching for a strategic partner to invest in the WPT China business. The cash needs to support the growth in this business are greater than the Company is willing to expend. In March 2009, the Company shut down the operations of WPT China while continuing to look for a strategic partner to acquire the WPT China assets.

We incurred $807,000 in 2009 and $528,000 in 2008 of selling, general and administrative expenses. Higher 2009 expenses resulted from $135,000 of higher payroll costs and $96,000 of higher Traktor Poker Tour fees. We also incurred $211,000 in costs in 2009 to shut down the WPT China operations. We expect to incur approximately $139,000 in the second quarter of 2009 to complete the shut down of operations.

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